UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

23302X104
(CUSIP Number)

Timothy N. Tangredi 10416 Pontofino Circle Trinity, FL 34655 727-375-8484(X205)	With copies to: Patricia K. Tangredi 10416 Pontofino Circle Trinity, FL 34655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Timothy N. Tangredi Patricia K. Tangredi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Timothy N. Tangredi- USA Patricia K. Tangredi- USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,770,058 Timothy N. Tangredi 2,065,858 – Patricia K. Tangredi ( See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 8,770,058 Timothy N. Tangredi, 2,065,858- Patricia K. Tangredi ( see Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Timothy N. Tangredi – 10,835,916 Patricia K. Tangredi – 10,835,916
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Timothy N. Tangredi - 25.59% , Patricia K. Tangredi -25.59% ( See Item 5)
14	TYPE OF REPORTING PERSON Timothy N. Tangredi – IN Patricia K. Tangredi- IN

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, $.01 par value, (“Common Stock”) of Dais Analytic Corporation. The Issuer’s principal office is located at 11552 Prosperous Drive, Odessa, Florida 33556.

Item 2.  Identity and Background

The names of the persons filing this statement on Schedule 13D (“Reporting Persons”) are:

•
Timothy N. Tangredi, a United States citizen, who currently resides at 10416 Pontofino Circle, Trinity, FL 34655 and is employed as the President of Dais Analytic Corporation, 11552 Prosperous Drive, Odessa, FL 33552.

•
Patricia K. Tangredi, Mr. Tangredi’s wife, a United States citizen, who currently resides at 10416 Pontofino Circle, Trinity, FL 34655 and is currently employed by Dais Analytic Corporation, 11552 Prosperous Drive, Odessa, FL 33552.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding a traffic violation or similar misdemeanors).

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not during said period subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Considerations

Personal funds of the Reporting Persons were used to acquire the securities beneficially owned and reported herein.

Item 4. Purpose of Transaction

Transactions were not entered into for the purposes set forth in a-j of Item 4.

Item 5.  Interest in Securities of the Issuer

As of December 28, 2010, both Mr. Tangredi and Mrs. Tangredi beneficially own and have the sole rights to vote and sell 10,835,916 shares of Common Stock as indicated below representing 25.59% of all of the outstanding shares of Common Stock determined as follows:

	20,000 shares of Common Stock held directly by Mr. Tangredi;
	127,800 shares of Common Stock held directly by Mrs. Tangredi;

	8,750,058 shares of Common Stock underlying the options and warrants held directly by Mr. Tangredi. 1,938,058 shares of Common Stock underlying the warrants held by directly by Mrs. Tangredi.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

No transactions with the Issuer’s Common Stock were effected by the Reporting Persons during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.  The Reporting Persons may be considered a “group” under Section 13(d) (3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2010

/s/ TIMOTHY N.TANGREDI
Name: Timothy N. Tangredi

/s/ PATRICIA K.TANGREDI
Name: Patricia K. Tangredi

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of December 28, 2010 (filed herewith).

2.	Form of Stock Option Agreements (incorporated by reference to Exhibit 4.2 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

3.	Form of Stock Purchase Warrant, dated April 4, 2008 issued by Issuer to Mr. Tangredi (incorporated by reference to Exhibit 4.4 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).